Exhibit 8.1

List of Subsidiaries

Subsidiary	Country of Incorporation
Pantelis Shipping Corp.	Liberia
Eirini Shipping Ltd.	Liberia
Ultra One Shipping Ltd.	Liberia
Kamsarmax One Shipping Ltd.	Marshall Islands
Kamsarmax Two Shipping Ltd.	Marshall Islands
Areti Shipping Ltd.	Marshall Islands
Light Shipping Ltd.	Marshall Islands
Blessed Luck Shipowners Ltd.	Liberia
Good Heart Shipping Ltd.	Liberia
Molyvos Shipping Ltd.	Marshall Islands